CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT STATEMENT OF FINANCIAL POSITION (USD'000) Unaudited Unaudited Audited Six months ended Six months ended Year ended At April 30, 2026 At April 30, 2025 At October 31, 2025 Assets Cash, balances with central banks and due from banks 2,931,102 2,726,291 2,357,583 Loans and advances to customers 7,514,540 7,309,910 7,439,589 Securities 3,667,268 3,512,469 3,340,091 Property and equipment 210,776 205,382 211,376 Other assets 316,339 276,884 365,284 Intangible assets 44,372 44,372 44,372 Total assets 14,684,397 14,075,308 13,758,295 Liabilities Customer deposits and other borrowed funds 12,752,003 12,237,921 11,814,485 Other liabilities 209,081 177,828 276,049 Total liabilities 12,961,084 12,415,749 12,090,534 Equity attributable to equity holders of the parent Issued capital and reserves 1,230,258 1,194,593 1,224,342 Retained earnings 452,884 425,875 402,967 1,683,142 1,620,468 1,627,309 Non-controlling interest 40,171 39,091 40,452 Total equity 1,723,313 1,659,559 1,667,761 Total liabilities and equity 14,684,397 14,075,308 13,758,295 Director Director

CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT STATEMENT OF CHANGES IN EQUITY (USD'000) Issued Reserves Retained Non-controlling Total capital earnings interest equity Balance at October 31, 2024 1,193,149 (31,646) 397,652 38,603 1,597,758 Comprehensive income for the period - 8,783 121,205 3,192 133,180 Carve-out equity adjustment - - (29,221) - (29,221) Transfer to reserves - 24,307 (24,307) - - Equity dividends - - (39,454) - (39,454) Dividends of subsidiary - - - (2,704) (2,704) Balance at April 30, 2025 1,193,149 1,444 425,875 39,091 1,659,559 Balance at October 31, 2025 1,193,149 31,193 402,967 40,452 1,667,761 Comprehensive income for the period - (7,290) 102,539 2,193 97,442 Transfer to reserves - 13,206 (13,206) - - Equity dividends - - (39,416) - (39,416) Dividends of subsidiary - - - (2,474) (2,474) Balance at April 30, 2026 1,193,149 37,109 452,884 40,171 1,723,313 Attributable to equity holders of the parent

CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT STATEMENT OF INCOME (USD'000) Audited Year ended April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025 October 31, 2025 Total revenue 192,549 187,311 388,713 380,381 764,267 Operating expenses 123,518 115,549 243,815 227,429 467,622 Credit loss expense on financial assets 2,803 2,876 9,820 13,810 47,673 126,321 118,425 253,635 241,239 515,295 Income before taxation 66,228 68,886 135,078 139,142 248,972 Income tax expense 11,559 9,796 30,117 15,073 35,948 Net income for the period 54,669 59,090 104,961 124,069 213,024 Attributable to: Equity holders of the parent 53,475 57,645 102,539 121,205 207,702 Non-controlling interest 1,194 1,445 2,422 2,864 5,322 54,669 59,090 104,961 124,069 213,024 3.4 3.7 6.5 7.7 13.2 Basic and diluted earnings per share attributable to the equity holders of the parent for the period (expressed in cents per share) Unaudited Three months ended Unaudited Six months ended

**CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES**
**INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME (USD'000)**

| | Unaudited Three months ended | | Unaudited Six months ended | | Audited Year ended |
|---|---|---|---|---|---|
| | April 30, 2026 | April 30, 2025 | April 30, 2026 | April 30, 2025 | October 31, 2025 |
| **Net income for the period** | 54,669 | 59,090 | 104,961 | 124,069 | 213,024 |
| **Other comprehensive (loss)/income (net of tax) to be reclassified to net income in subsequent periods** | | | | | |
| Net (losses)/gains on debt securities at fair value through other comprehensive income | (8,801) | 10,133 | (9,592) | 10,446 | 10,227 |
| Net losses on derivatives designated as cash flow hedges | (4) | (5) | - | (62) | (54) |
| Net exchange (losses)/gains on translation of foreign operations | (811) | (845) | 2,073 | (1,273) | (3,110) |
| | (9,616) | 9,283 | (7,519) | 9,111 | 7,063 |
| **Other comprehensive income (net of tax) not to be reclassified to net income in subsequent periods:** | | | | | |
| Remeasurement gains of retirement benefit obligations | - | - | - | - | 24,825 |
| **Other comprehensive (loss)/income for the period, net of tax** | (9,616) | 9,283 | (7,519) | 9,111 | 31,888 |
| **Comprehensive income for the period, net of tax** | 45,053 | 68,373 | 97,442 | 133,180 | 244,912 |
| **Comprehensive income for the period attributable to:** | | | | | |
| Equity holders of the parent | 44,068 | 66,619 | 95,249 | 129,988 | 239,324 |
| Non-controlling interest | 985 | 1,754 | 2,193 | 3,192 | 5,588 |
| | 45,053 | 68,373 | 97,442 | 133,180 | 244,912 |

CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT STATEMENT OF CASH FLOWS (USD’000) Audited Year ended April 30, 2026 April 30, 2025 October 31, 2025 Net cash from operating activities 888,489 653,494 199,888 Net cash used in investing activities (283,449) (277,249) (82,540) Net cash used in financing activities (46,414) (47,016) (92,214) Net increase in cash and cash equivalents for the period 558,626 329,229 25,134 Net increase in cash 558,626 329,229 25,134 Cash and cash equivalents - carve-out adjustments - (29,219) (92,253) Effect of exchange rate changes on cash and cash equivalents 2,073 (1,273) (3,110) Cash and cash equivalents, beginning of the period 1,972,359 2,042,588 2,042,588 Cash and cash equivalents, end of period 2,533,058 2,341,325 1,972,359 Six months ended Unaudited

**CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES**
**INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT SEGMENT INFORMATION (USD'000)**

| | Unaudited April 30, 2026 | | | | | Unaudited April 30, 2025 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | PBB | CB | WM | Admin | Total | PBB | CB | WM | Admin | Total |
| **Six months ended** | | | | | | | | | | |
| External revenue | 87,491 | 102,170 | 6,467 | 75,861 | 271,989 | 84,121 | 100,976 | 6,078 | 75,653 | 266,828 |
| Internal revenue | 18,397 | 53,637 | 2,176 | (74,210) | - | 24,722 | 47,896 | 2,523 | (75,141) | - |
| Net interest income | 105,888 | 155,807 | 8,643 | 1,651 | 271,989 | 108,843 | 148,872 | 8,601 | 512 | 266,828 |
| Operating income | 47,432 | 48,631 | 16,064 | 4,597 | 116,724 | 45,758 | 52,109 | 16,449 | (763) | 113,553 |
| Total revenue | 153,320 | 204,438 | 24,707 | 6,248 | 388,713 | 154,601 | 200,981 | 25,050 | (251) | 380,381 |
| Depreciation | 4,149 | 1,385 | 386 | 13,442 | 19,362 | 4,224 | 1,138 | 712 | 13,000 | 19,074 |
| Operating expenses | 46,985 | 23,348 | 14,543 | 139,577 | 224,453 | 44,376 | 21,196 | 13,401 | 129,382 | 208,355 |
| Indirect expenses | 66,221 | 79,995 | 6,847 | (153,063) | - | 61,929 | 74,152 | 6,792 | (142,873) | - |
| Credit loss expense on financial assets | 6,747 | 2,845 | 681 | (453) | 9,820 | 6,328 | 9,196 | 383 | (2,097) | 13,810 |
| Income before taxation | 29,218 | 96,865 | 2,250 | 6,745 | 135,078 | 37,744 | 95,299 | 3,762 | 2,337 | 139,142 |
| Income tax expense | 669 | 11,751 | 223 | 17,474 | 30,117 | 1,793 | 8,837 | 199 | 4,244 | 15,073 |
| Net income for the period | 28,549 | 85,114 | 2,027 | (10,729) | 104,961 | 35,951 | 86,462 | 3,563 | (1,907) | 124,069 |
| **Balance as at** | | | | | | | | | | |
| Total assets and liabilities by segment are as follows: | | | | | | | | | | |
| Segment assets | 3,983,143 | 4,557,973 | 284,291 | 5,858,990 | 14,684,397 | 3,867,908 | 4,405,330 | 253,921 | 5,548,149 | 14,075,308 |
| Segment liabilities | 4,904,850 | 7,359,344 | 394,442 | 302,448 | 12,961,084 | 4,525,146 | 6,777,389 | 811,651 | 301,563 | 12,415,749 |

| | Audited October 31, 2025 | | | | |
|---|---|---|---|---|---|
| | PBB | CB | WM | Admin | Total |
| **Year ended** | | | | | |
| External revenue | 169,947 | 202,848 | 12,014 | 154,867 | 539,676 |
| Internal revenue | 48,930 | 94,752 | 5,776 | (149,458) | - |
| Net interest income | 218,877 | 297,600 | 17,790 | 5,409 | 539,676 |
| Operating income | 90,031 | 102,055 | 32,238 | 267 | 224,591 |
| Total revenue | 308,908 | 399,655 | 50,028 | 5,676 | 764,267 |
| Depreciation | 8,320 | 2,450 | 1,373 | 26,117 | 38,260 |
| Operating expenses | 92,033 | 44,431 | 26,202 | 266,696 | 429,362 |
| Indirect expenses | 126,007 | 155,894 | 13,222 | (295,123) | - |
| Credit loss expense on financial assets | 7,066 | 28,811 | 1,056 | 10,740 | 47,673 |
| Income before taxation | 75,482 | 168,069 | 8,175 | (2,754) | 248,972 |
| Income tax expense | 3,358 | 19,819 | 296 | 12,475 | 35,948 |
| Net income for the year | 72,124 | 148,250 | 7,879 | (15,229) | 213,024 |
| **Balance as at** | | | | | |
| Total assets and liabilities by segment are as follows: | | | | | |
| Segment assets | 3,925,565 | 4,517,009 | 296,573 | 5,019,148 | 13,758,295 |
| Segment liabilities | 4,487,415 | 6,786,565 | 383,289 | 433,265 | 12,090,534 |

**Notes:**

1. The Group's operations are organized into four segments: Personal and Business Banking ("PBB"), Corporate Banking ("CB") and Wealth Management ("WM"), which are supported by the functional units within the Administration ("Admin") segment (which includes Treasury, Finance, Technology, Innovation & Infrastructure, Risk and Other). PBB, CB and WM are charged or credited by Treasury with a market-based cost of funds on assets, liabilities and capital, respectively. The offset of these charges or credits are reported in the Treasury function within the Admin segment.

Management monitors the operating results of its business segments separately for the purpose of making decisions about resource allocation and performance assessment. Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. Transactions between the business segments are on normal commercial terms and conditions.
Segment assets and liabilities comprise operating assets and liabilities, being the majority of the statement of financial position, but exclude intangible assets. Securities and cash placements are normally held within the Treasury unit within the Admin segment.

CIBC CARIBBEAN BANK LIMITED AND SUBSIDIARIES NOTES TO THE INTERIM CONDENSED CONSOLIDATED AND CARVE-OUT FINANCIAL STATEMENTS 1. General information CIBC Caribbean Bank Limited and its subsidiaries (the “Group”) are registered under the relevant financial and corporate legislation of 10 countries in the Caribbean to carry on banking and other related activities. CIBC Caribbean Bank Limited (the “Bank”), is a company incorporated and domiciled in Barbados at Warrens, St. Michael. The parent company and controlling party of the Bank is CIBC Investments (Cayman) Limited, which holds 91.7% of the Bank’s issued shares and is a company incorporated in Cayman Islands. The ultimate parent company is Canadian Imperial Bank of Commerce (“CIBC”). 2. Basis of preparation and material accounting policies The accompanying unaudited interim condensed consolidated and carve-out financial statements have been prepared in contemplation of the transaction between the Company's ultimate parent and The Bank of N.T. Butterfield & Son Limited (“Butterfield”). These interim condensed consolidated and carve-out financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim condensed consolidated and carve-out financial statements reflect the following adjustments: •   Non-core investment Non‑core investments purchased by the Group for $66,463 during the six-month period ended April 30, 2025 and $61,721 during the three-month period ended January 31, 2025, with a fair value of $55,598 as at April 30, 2025 and $54,784 as at January 31, 2025, as a result of impairment losses of $3,928 and $6,937 recognized in three-month periods ended April 30, 2025 and January 31, 2025, respectively, that will be purchased by CIBC prior to the close of the transaction have been carved out of the consolidated financial statements. These carve-out adjustments were offset by a $66,463 decrease to retained earnings as at April 30, 2025 ($61,721 million as at January 31, 2025). •   Discontinued operations: Assets and liabilities from discontinued operations of nil as at April 30, 2026, nil as at April 30, 2025, nil as at January 31, 2026, and $151,851 and $121,009, respectively, as at January 31, 2025, and income from discontinued operations of $4,976 and other comprehensive income of nil for the three-months ended April 30, 2025 ($2,277 loss and nil, respectively, for the three-month period ended January 31, 2025), have been excluded from the interim condensed consolidated and carve-out financial statements as the discontinued operations were sold in 2025 and therefore will not be part of the Company that is sold to the Butterfield Group. These carve-out adjustments were offset by an increase in retained earnings of $37,242 and an increase in other comprehensive income of nil during the six-month period ended April 30, 2025 (an increase in retained earnings of $1,424 and an increase in other comprehensive income of nil during the three-month period ended January 31, 2025). As a result, these interim condensed consolidated and carve-out financial statements represent the portion of the Company that consists of the banking and core investments of the Bank’s operations in Barbados, The Bahamas, Cayman Islands, Jamaica, British Virgin Islands, Trinidad, Antigua, St. Kitts, St. Lucia, and Turks and Caicos Islands. Certain financial information, which is normally included in the annual financial statements but not required for interim reporting purposes, has been condensed or omitted. Reclassifications may be made to the prior period's financial statements to conform to the current period's presentation. These unaudited interim condensed consolidated and carve-out financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the unaudited interim condensed consolidated and carve-out financial statements for the interim periods presented. The results of operations for interim periods are not necessarily indicative of results for the entire year. In preparing these unaudited interim condensed consolidated and carve-out financial statements, management is required to make estimates and assumptions which affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. 3. Dividends During the quarter, a first quarterly dividend of one point two five United States cent ($0.0125) per share was paid on April 23, 2026. The Board of Directors has approved a 2026 second quarter dividend of one point two five United States cents ($0.0125) per share to be paid on July 16, 2026, to shareholders of record as of June 18, 2026. 4. Subsequent events On May 28, 2026, CIBC Caribbean Bank Limited (“CIBC Caribbean” or the “Bank”) announced that its majority shareholder, CIBC, has entered into a definitive agreement with the Bank of N.T. Butterfield & Son Limited (“Butterfield”) pursuant to which Butterfield will acquire CIBC’s 91.7% controlling interest in CIBC Caribbean Bank Limited for an aggregate purchase price of $1,794 million, comprising US$1,091 million in cash and US$703 million in Butterfield shares, or US$1.14 per CIBC Caribbean share. Following closing of the transaction, Butterfield will commence a mandatory take-over bid for the remaining total outstanding shares of CIBC Caribbean held by minority shareholders. CIBC Caribbean’s minority shareholders will be offered equivalent economic terms to those obtained by CIBC. The transaction is expected to close in the first half of 2027, subject to regulatory approvals and customary closing conditions. Following completion, CIBC will own an approximate 22% stake in the combined entity.